Exhibit 99.1

For immediate release

Bell acquires new wireless spectrum licences in key markets across Canada

AWS-3 airwaves grow Bell’s broadband capacity to meet heavy consumer and business demand for mobile data services

MONTRÉAL, March 6, 2015 – Bell today announced that it has secured acquisition rights for significant AWS-3 wireless spectrum in key urban and rural markets as part of Industry Canada’s most recent spectrum auction.

Bell is acquiring 13 licences for 169M MHz-POP of AWS-3 spectrum for $499.9 million, or $2.96 per MHz-Pop, in line with Bell’s network leadership objectives and financial community expectations. Bell’s AWS-3 licensing payments to the federal government will be funded from available cash sources.

Bell acquired all AWS-3 licenses available to incumbents in Newfoundland and Labrador, Nova Scotia, Prince Edward Island, New Brunswick, Northern Québec, Northern Ontario, Nunavut, Northwest Territories and Yukon. Bell also acquired half of the licenses available for the densely populated Southern Ontario region including the Greater Toronto Area, Hamilton, Niagara, Kitchener-Waterloo, London and Windsor, an area representing almost a third of Canada’s population.

“Advancements in mobile services drive Canadian innovation and productivity, and Bell brings the world’s best broadband wireless technologies to consumers and business users alike in both our biggest cities and smallest communities,” said Wade Oosterman, President of Bell Mobility. “These efficient new airwaves ensure Bell has the network capacity to deliver the infinite range of new mobile video, banking, social media, gaming and other consumer and business apps with unparalleled on-the-go data speeds.”

Bell is at the forefront of wireless broadband development, offering Canadian consumers and businesses access to the largest Fourth Generation LTE (Long Term Evolution) mobile network in the country and unmatched innovation in mobile data services like Bell Mobile TV and the most mobile banking options in the industry. Since 2006, Bell has invested over $7 billion to build its advanced wireless networks across the country.

“Bell’s networks lead in speed and success in the AWS-3 auction will ensure we stay on top,” said Stephen Howe, Bell’s Chief Technology Officer. “We look forward to putting this highly efficient spectrum to work for our customers as quickly as possible, as we have with the powerful 700 MHz bandwidth we acquired last year. We’ve already implemented super-fast LTE Advanced services in select areas and look forward to further expansion as we take 4G LTE to more communities in every region of Canada.”

Already covering 86% of the Canadian population with 4G LTE, Bell plans to reach more than 98% by the end of this year with ongoing expansion to small towns, rural communities and remote locations, including the North. Bell’s 2015 LTE buildout plan includes several hundred Canadian communities from Fort McPherson and Fort Resolution in the Northwest Territories, to Thamesville, Ontario, Maniwaki, Québec, Tatamagouche, Nova Scotia and Fogo,

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Newfoundland and Labrador. For more on Bell’s leading LTE and HSPA+ networks, please visit Bell.ca/Network.

About Bell

Bell is Canada's largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal's BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jacqueline Michelis
(613) 785-1427
jacqueline.michelis@bell.ca
@Bell_News

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca